Invest in Kiwibot

Technology Hardware Robotics Food Tech Logistics

Robotic system that helps companies deliver safely and timely to their customers

KIWIBOT.COM BERKELEY CALIFORNIA


Delivery doctor
Delivery Nurse



Being able to move stuff around us is fundamental to optimize local commerce.

Felipe Chavez Cortes Chief Executive Officer @ Kiwibot

Why you may want to invest in us...

1. Investors include Berkeley Skydeck, Infinity, Prototype Capital, Urban.us & TYLT Ventures
2. Key partnerships with the City of San Jose, Shopify, Rappi, Ordermark, and Olo.
3. Two contracts with public companies in the US to be announced in September
4. Advisors include Andrew Savage (Lime), Patrick Lee (Rotten Tomatoes), Ariel Poler & Trevor Darrell.
5. Pre-pandemic fleet of 20 Kiwibots grew to 50 — with 500 more robots in production.

Why investors ❤ us

WE'VE RAISED $5,671,651 SINCE OUR FOUNDING



Kiwi has built a leading robotics delivery technology platform which has been verified beyond proof of concept at Berkeley and now enjoys significant momentum going into 2H 2020. The current landscape with Covid coupled with the cost efficiencies of robotic delivery and reduction in COGS should allow KIWI to rapidly expand and grow exponentially. The team is highly experienced and battle tested. New business is backlogged, new partnerships formed. This is one of our most exciting investments to date.

Gerard Casale Co-Founder/CEO

LEAD INVESTOR | INVESTING $100,000 THIS ROUND & $350,000 PREVIOUSLY



I've worked closely with Felipe over the last few months and have found him to be an exceptional CEO and his team to be that rare combination of visionary and practical. Time and time again Kiwibot has out-accomplished far larger teams with far more money, and I'm excited to see what they can do with the backing of this Wefunder round!

Stefan Seltz-Axmacher

Starsky Robotics, Forbes 30 Under 30, Y-Combinator S16.

LEAD INVESTOR | INVESTING $4,000 THIS ROUND



I did a DD several times at this company, and I think the company has a future

Faisal Fahad J Alotaibi

Analyst

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Felipe Chavez Cortes

Chief Executive Officer

Former Co-founder & CEO of Lulo, the Instacart for LATAM, that more recently got acquired. Was chosen as an MIT under 35.



Sergio Pachon

Chief Operations Officer

Entrepreneur with 6 years of experience. Previously Co-founder & COO of Lulo, an Instacart for LATAM acquired by Merqueo.com



David Rodriguez

Head of Business Development

Part of Kiwibot's founding team, David previously worked as an Administrative Director for United Ambassadors for Colombia. He is an expansion leader, launcher, and partnerships' expert.

In the news

TC The Economist The New York Times WSJ

We made the world's most affordable delivery service — little robots taking the industry by storm.

Delivery today is pricey. We raised $5M to make robots that have made more than 100,000 deliveries today. We partnered with Rappi, Shopify, Ordermark, and 3 other public companies that we will announce soon. Our next milestone is making San Jose the first robotified city in the world.



Albany Hill
Thousand Oaks
Ocean View
West Berkeley
Berkeley Marina
EAST SHORE STATE PARK
AQUATIC PARK
San Pablo Park
South Berkeley
Lorin District
Harmon Tract
Claremont district
LeConte

80% of parcels will be delivered by autonomous vehicles in the next decade. But delivery today is too expensive... for everyone.

For every order, customers pay a 17-40% higher price due to delivery fees. Merchants experience a 20-40% cut from third-party marketplace commissions.



The Growing Weight of Amazon's Logistics Costs
Amazon's fulfillment and shipping costs as a percentage of net sales
Shipping costs
Fulfillment costs*
30%
25%
20%
15%
10%
5%
0
Shipping costs in 2018 $27.7b
Fulfillment costs in 2018 $34.0b
14.6%
11.9%
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018
* Fulfillment costs consist of costs incurred in operating and staffing fulfillment centers, customer service centers and physical stores as well as payment processing costs
@StatistaCharts
Source: Amazon
statista

We are leading the robotic revolution — building the autonomous delivery infrastructure of tomorrow.

The Kiwibot boasts proven operational technology with autonomous obstacle avoidance sensors and sidewalk and corner location detectors. Our current focus is providing an end-to-end robotic infrastructure to restaurant chains and food delivery aggregators.



Kiwibot 3.3
Kiwibot 4.0
Inner bag available for 10" pizzas.
Inner container available for 12" pizzas
kiwibot

After 100,000 orders, we've achieved sustainable growth while reducing costs.



Cost / Order
$15.00
$10.00
$5.00
$0.00
$7.8
$8.21
$5.45
$3.89
$3.59
$3.19
$2.99
$2.98
$1.70
$1.13
$0.50
$0.60
$0.70
$1.30
2017-Q4
2018-Q4
2019-Q4
2019-Q4
2020-Q4
2021-Q4
2022-Q4
Cost
Revenue
Human traditional cost

Kiwi is making San Jose the first robotified city in the world.

We partnered with the San Jose Department of Transportation, Shopify, Olo, and Ordermark to directly integrate with over 120 restaurants in the city. We're launching July 2020.


College Park
Little Italy
SAN JOSE STATE UNIVERSITY
Washington
SAN JOSE CITY COLLEGE

This is a $15 billion opportunity for last-mile logistics

And the time is now as we're for the first time ever experiencing a "new normal."


We are not going back to the "normal"
COVID-19
1 We need to promote local commerce
The pandemic is driving states and local tax collections way down - and theirExpenses way up.
2 Supply chain will change
Companies will accelerate the adoption of new technologies in their logistic process.
Supply chain: The next normal
3 A new customer-behavior
Contact-less, restaurant/delivery food hygienic ratings, and ordering simplification will be the new normal.
4 Couriers on the street are risking their health, and the others
End-users are being affected with higher fees and couriers at risk while they became transmitters.
kiwibot

We are improving people's lives with the world's most affordable and technologic delivery service for local commerce around the world.

Join our mission so we can make our delivery service faster and cheaper than any out there — empowering you to get whatever you want when you want it.


#KIWIBOT

Investor Q&A

– COLLAPSE ALL

What does your company do?

We provide an end to end robotic infrastructure to restaurants chains & food delivery aggregators

Where will your company be in 5 years?

we want to have an installed robotic infrastructure in the 5,000 more dense zones that allow people to move atoms within 3 miles for less than $1

Why did you choose this idea?

Being able to move stuff around us is fundamental to optimize local commerce.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The first online food order was a pizza from Pizza Hut in 1994, since then, we haven't seen a fundamental change in the way we do them, instead the orders increased and so the costs and problems. Now we need to accelerate delivery, is time to build robots.

How far along are you? What's your biggest obstacle?

We have made over 90,000 orders in California, we have a delivery cost already cheaper than a human, we have 2 big contracts to deploy robots worth $1.`m/year in revenue for the company

Our biggest obstacle is Maintenance & manufacturing.

Who competes with you? What do you understand that they don't?

Starship & big companies building delivery robots.

They don't understand that This is beyond the robot: we need an orchestration in order to make this possible. Also, autonomy is not the key.

How will you make money?

We charge a setup fee to deploy a fleet of robots, and then we charge per order with a minimum transaction volume. Right now $3.99/order, with a minimum of 100 orders per day.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Permits from government, acceptance from the community, maintenance issues.

What are the equity splits?

founders:85%
Employees:10%
Advisors 5%

Investors in SAFEs: 55%

What is the biggest disagreement you've had with your cofounders?

when to scale

Financials

Kiwibot has financial statements ending December 31 2019. Our cash in hand is $232,561.71, as of June 2020. Over the three months prior, revenues averaged $143/month, cost of goods sold has averaged $10/month, and operational expenses have averaged $71,517/month.

At a Glance

January 1 to December 31

$279,302 +104%
Revenue

-$2,299,731
Net Loss

$420,047
Short Term Debt

$1,995,600
Raised in 2019

$232,562
Cash on Hand
As of 06/30/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide an end to end robotic infrastructure to restaurants chains & food delivery aggregators

In five years, we want to have an installed robotic infrastructure in the 5,000 more dense zones that allow people to move atoms within 2 miles for less than $1.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Kiwi Campus Inc was incorporated in the State of Delaware in November 2016.

Since then, we have:

- Raised $4.5M previously. Completed 100,000+ deliveries worldwide. $400K in revenue.
- Key partnerships with the City of San Jose, Shopify, Rappi, the City of Sacramento, and Olo.
- Board includes Joseph Huang
- Advisors include Andrew Savage, founding team member of Lime (partnered with Uber).
- Pre-pandemic fleet of 20 Kiwibots grew to 50 — with 500 more robots in production.

Historical Results of Operations

Our company was organized in November 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $279,301.69 compared to the year ended December 31, 2018, when the Company had revenues of $136,803.90.
- *Assets.* As of December 31, 2019, the Company had total assets of $803,502, including $110,849 in cash. As of December 31, 2018, the Company had $687,586 in total assets, including $195,364 in cash.
- *Net Loss.* The Company has had net losses of $2,299,731 and net losses of $1,344,478 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $4,688,845 for the fiscal year ended December 31, 2019 and $2,273,198 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $6,000 in debt, $26,808 in convertibles, and $5,196,988 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kiwi Campus Inc cash in hand is $232,561.71, as of June 2020. Over the last three months, revenues have averaged $143/month, cost of goods sold has averaged $10/month, and operational expenses have averaged $71,517/month, for an average burn rate of $71,384 per month. Our intent is to be profitable in 24 months.

-We have a confirmed revenue of ~1.1M in the next 12 months.

-We reduced the liabilities from ~$450k in 2019 to $160k today.

-We have reduced our burn rate to about $79,000/month.

-Our confirmed revenue in the next 12 months is $1.1M and the potential of being ~$3M with additional deals in our pipeline. Our expenses are going to be between $80k-$115k/month in the short term

We have venture debt options backed by our B2B contracts and also the possibility to finance our robot manufacturing

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -823%

Gross Margin: -63%

Return on Assets: -286%

Earnings per Share: -$0.24

Revenue per Employee: $8,215

Cash to Assets: 14%

Revenue to Receivables: ~

Debt Ratio: 584%

19.12.31 FINAL Financials KiwiBot.pdf

Risks

1. -Regulatory: Due to the actions of some of our competitors, delivery bots have proved controversial in some regulatory environments with some cities, like San Francisco, putting out laws that make it difficult for us to deploy. If this became widespread we would have trouble going to market.

2. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

3. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

4. -Business: Our business model relies on having large companies commit to minimum delivery volumes so that we don't lose money on robots deployed into the field. Should those companies be unwilling to commit, our financial might become far less sound.

5. -Technical: We have outperformed the rest of the market because it has focused on pure AI while we have taken a pragmatic approach. So far nearly $100b has been invested in that pure AI with little to show for it, however if there is a breakthrough we'll have less competitive unit economics.

6. -Hardware: Building hardware is incredibly hard, and there are few companies that have ever scaled the manufacture of robots like we intend to. If this proves more expensive than we plan, our unit economics or timelines might be adversely affected.

7. -Delivery: Our business model is based on a growing delivery market assuming current consumer behaviors and trends, if that changes the robot delivery model will be affected.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Sergio pachon	COO @ Kiwi Campus Inc	2016
Felipe Chavez	CEO @ Kiwi Campus Inc	2016

Officers

OFFICER	TITLE	JOINED
Sergio pachon		2016
Felipe Chavez	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Felipe Chavez	4,939,134 Common Stock	70.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$296,679	SAFE
04/2020	$6,000	Loan
01/2018	$340	Convertible Note
10/2018	$26,468	Convertible Note
06/2020	$830,000	SAFE
03/2020	$125,000	SAFE
06/2019	$1,628,600	SAFE
02/2019	$367,000	SAFE
09/2018	$924,883	SAFE
03/2018	$470,000	SAFE
01/2018	$295,000	SAFE
09/2018	$200,000	SAFE
01/2018	$20,000	SAFE
12/2017	$297,690	SAFE
11/2017	$38,815	SAFE

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
01/12/2018	$340	0.0%	0.0%	None	
10/29/2018	$26,468	0.0%	0.0%	None	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
SBA	04/21/2020	$6,000	$6,000	0.0%	04/21/2022	Yes

Related Party Transactions

Name	FELIPE CHAVEZ
Amount Invested	$26,468
Transaction type	Convertible Note
Issued	10/29/2018
Interest	0.0 per annum
Discount rate	0.0
Valuation cap	None
Relationship	He controls more than 20% and has the right to vote

Name	SERGIO PACHON
Amount Invested	$340
Transaction type	Convertible Note
Issued	01/12/2018
Interest	0.0 per annum
Discount rate	0.0
Valuation cap	None
Relationship	Director

Use of Funds

$50,000	25% New Robot development 45% Hiring 26% Other 4% Wefunder intermediary fee
$1,070,000	25% New Robot development 45% Hiring 26% Other 4% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	9,715,031	Yes

The Funding Portal

Kiwibot is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.